Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
SEC Registration Statement No.: 333-147304
The information presented, which includes (i) an email from TD Banknorth sent to TD Banknorth and Commerce employees on January 25, 2008 and (ii) Questions & Answers relating to the application to merge bank charters, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause The Toronto-Dominion Bank’s (the “Bank”) results to differ materially from those described in the forward looking statements can be found in the Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in the Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described earlier: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus that has been mailed to Commerce shareholders and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.

The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

THE FOLLOWING IS AN EMAIL FROM TD BANKNORTH SENT TO TD BANKNORTH AND COMMERCE EMPLOYEES ON JANUARY 25, 2008.
January 25, 2008

TO:	TD Banknorth Employees Commerce Employees

FROM:	Bharat Masrani President and CEO, TD Banknorth

CC:	D. DiFlorio B. Falese J. Fridlington
SUBJECT: Merger of Bank Charters
As part of the regulatory process to combine our organizations, we have filed an application to merge the bank charters of Commerce Bank, NA, Commerce Bank / North and TD Banknorth, N.A. into one nationally chartered bank. This application includes the legal name of the merged organization, TD Bank, N.A., and the location of the organization’s “main office” for administrative purposes, Wilmington, Delaware, which is known as a favourable jurisdiction for corporate administration.
It’s important to understand that the merger of bank charters and the selection of a new legal name and “main office” does not represent a change to the brand or the Customer experience, nor does it indicate the location of our executive offices or bank operations. As I have mentioned before, we will be outlining our overall brand strategy soon.
When the merger has been approved and as required by regulation, the legal name will be included on all legal documents, often in fine print, and displayed on window decals or door signs of all stores/branches. Again, it’s important for you to remember that the legal name is not our brand name. For example, in Canada TD operates its retail banking business as “TD Canada Trust,” but the legal name used on all legal documents is “The Toronto-Dominion Bank.” Additional questions and answers on this topic will be posted on our corporate intranet sites.
This is simply another step in our journey toward building a North American powerhouse. Thank you for your continued hard work throughout the process and your ongoing commitment to providing our Customers with excellent service.

Regards,
Bharat
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause The Toronto-Dominion Bank’s (the “Bank”) results to differ materially from those described in the forward looking statements can be found in the Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in the Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described earlier: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus that has been mailed to Commerce shareholders and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

THE FOLLOWING ARE QUESTIONS AND ANSWERS RELATING TO THE APPLICATION TO MERGE BANK CHARTERS.
Application to Merge Bank Charters — Employee Questions & Answers
1.	Q: What is a merger of bank charters?

A: A merger of bank charters is part of the regulatory process to combine the organizations into one nationally chartered bank. The application for a merger of bank charters indicates a legal name and “main office” location for administrative and regulatory purposes. It is important to remember that the legal name should not be confused with the brand name. Similarly, the “main office,” where the bank is registered, should not be confused with the bank’s head office, meaning the bank’s corporate headquarters.

2.	Q: Why are we intending to use TD Bank, N.A. as our legal name?

A: The legal name was selected for administrative purposes only and does not represent a change to our brand or the primary brand signage at our branches and stores. This change will help us to simplify our administrative, legal and regulatory functions.

3.	Q: Where will the legal name appear?

A. The name will appear in legal documents and where it is required for regulatory purposes, often in fine print. This will include legal documents and some visible signage at each banking location. Legal documents include account agreements, loan documents, statements, advertisements, credit and debit cards, and checks.

4.	Q. When will the new legal documents and forms be available?

A. This will happen during the next step in the legal process of merging the bank charters into one nationally chartered bank, assuming the Commerce shareholders and regulators approve the deal. We will keep you informed about the next steps and will share information as the plan is developed.

5.	Q. How will we let people know about the new legal name?

A. With the filing of the application for the merger of bank charters, we will publish a legal notification advertisement in all major daily newspapers where we currently operate (New York Times, Portland Press, Philadelphia Inquirer, etc.).

6.	Q: What should we tell Customers if they ask about the new legal name?

A. Customers should be assured that it is business as usual, and the legal name change does not represent a change to their accounts or services. Regardless of our brand name or legal name, what distinguishes us is our convenience and service, and we’re committed to continuing to deliver an excellent experience to our Customers. Additional Customer Q&As are available below.

7.	Q. When will we find out what brand name the merged bank will be using?

A. We are still in the process of finalizing the brand strategy and we anticipate making an announcement about our brand name soon.

It is possible that media sources may speculate on the brand name based on the filing of the application for the merger of bank charters. Our own efforts will focus on continuing to provide our Customers with excellent service and getting them acquainted with the brand when it is announced, sometime following the Commerce shareholder vote on February 6.

8.	Q. Why did we choose to locate our “main office” in Wilmington, Delaware?

A. We selected a location that provides the greatest flexibility and options for the new organization in terms of corporate administration. Delaware is well known as a favorite corporate “home” (for example, TD Banknorth Inc. is currently incorporated there). The “main office,” where the bank is registered, should not be confused with the bank’s head office, meaning the bank’s corporate headquarters.

9.	Q. Will we have an office or operations in Wilmington, Delaware?

A. Yes, we will operate a retail banking location there. To be named the bank’s “main office,” the location must provide full-service banking on the premises. Commerce Bank currently operates a retail store (branch) at this location.

10.	Q. When will we find out where our head office and bank operations will be?

A. We are still in the process of making decisions related to the location of our head office and bank operations. We will make an announcement as soon as these decisions are final, It is important to remember that the decisions about the location of our head office and bank operations are not necessarily related to the choice of where to locate our “main office.”
Application to Merge Bank Charters — Customer Questions & Answers
Please use these Q&As to help answer Customers’ questions about the merger of bank charters.
1.	Q: Why are you planning to use TD Bank, N.A. as your legal name?

A. This is part of the regulatory process to combine our organizations into one nationally chartered bank. The legal name was selected for administrative purposes only and does not represent a change to our brand or the primary brand signage at our stores and branches. This change will help us simplify our administrative, legal and regulatory functions.

2.	Q: Where will the legal name appear?

A. The name will appear on legal documents and on some visible signage at each of our banking locations. Legal documents include forms, statements, advertisements, credit and debit cards, and checks.

3.	Q. Do my accounts change as a result of the legal name change?

A. No. At both TD Banknorth and Commerce, it’s business as usual. You can continue to bank with us the way you do today, and we are pleased to continue to serve you. As usual, we will keep you informed about any changes that may affect you in the future.

4.	Q: Who can I contact if I have questions regarding my bank accounts?

A: If you have any questions or concerns regarding your bank accounts, please contact us as you do today.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause The Toronto-Dominion Bank’s (the “Bank”) results to differ materially from those described in the forward looking statements can be found in the Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in the Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described earlier: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus that has been mailed to Commerce shareholders and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.